FOLEY & LARDNER LLP ATTORNEYS AT LAW 150 W. JEFFERSON, SUITE 1000 DETROIT, MICHIGAN 48226-4443 313-963-6200 TEL 313-963-9308 FAX www.foley.com

December 15, 2004

Veri-Tek International, Corp.

50120 Pontiac Trail

Wixom, MI 48393

Re:	Initial Public Offering

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Veri-Tek International, Corp. (the “Company”) of a Registration Statement on Form S-1 (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”), including a related prospectus to be filed with the Commission pursuant to Rule 424(b) of Regulation C (the “Prospectus”) under the Securities Act of 1933, as amended (the “Act”), and the public offering of up to 2,875,000 shares of the Company’s Common Stock, constituting 14.375% of the Company’s authorized shares of common stock (collectively, the “Shares”). All of the Shares to be registered pursuant to the Registration Statement are being offered by the Company.

In connection with this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) the corporate and organizational documents of the Company, and (ii) minutes, resolutions and records of the corporate proceedings of the Company with respect to the issuance and sale of the Shares.

For purposes of this opinion, we have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company and the due authorization, execution and delivery of all documents by the parties thereto other than the Company.

The opinions set forth in this letter are limited solely to the laws of the State of Michigan and the federal laws of the United States of America, and we express no opinion as to the laws of any other jurisdiction.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that the Shares have been duly authorized, and when (i) the Registration Statement becomes effective under the Act, (ii) the Pricing Committee of the Board of Directors has approved (a) the number of shares to be sold within the range approved by the Board of Directors, and (b) the price of the Shares to be sold above the minimum price approved by the Board of Directors, and (iii) the Shares have been issued in accordance

BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK	ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C. WEST PALM BEACH

December 15, 2004

with the terms of the Underwriting Agreement, upon receipt of the consideration contemplated thereby, the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the reference to our firm under the caption “Legal Matters” in the Prospectus included in the Registration Statement and to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

/s/ FOLEY & LARDNER LLP

FOLEY & LARDNER LLP